September 12, 2019

Joan Hilson
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

       Re: Signet Jewelers Limited
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed April 3, 2019
           Form 10-Q for the Quarterly Period Ended August 3, 2019 Form 8-K filed September 5, 2019
           Filed September 5, 2019
           File No. 001-32349

Dear Ms. Hilson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2019

Notes to the Consolidated Financial Statements
2. New Accounting Pronouncements
New accounting pronouncements adopted during the period - Revenue Recognition, page 78

1. We note as a result of adopting ASU 2014-09, Revenue from Contracts with Customers
      (Topic 606), you identified that the new standard required you to adjust your presentation of costs associated with selling extended service plans and treatment of the amortization of certain bonus and profit-sharing arrangements related to third-party credit card programs. The capitalization and amortization of "certain costs" associated with selling
 Joan Hilson
Signet Jewelers Limited
September 12, 2019
Page 2
         extended service plans was discontinued and are now expensed as incurred. Please tell us the nature of these "certain costs" and why your accounting complies with ASC 606.
         Please also tell us the nature of the costs that are capitalized. In addition, with regards to the credit card program, please describe the change in balance classification and change in amortization treatment of certain bonus and profit-sharing arrangements. Finally, please tell us whether you received any bonus or profit-sharing payments, where such payments are recorded, how they are accounted for and the guidance you applied.
4. Credit transaction, net, page 83

2. We note you recognized net charges of $167.4 million as a result of the sale of the non-
         prime in-house accounts receivable. Please tell us how you computed the loss and whether the loss reflects the reversal of the related allowance of $107.6 million disclosed on page 97. In addition, please tell us what facts and circumstances lead to the loss.
Form 10-Q for the Quarterly Period Ended August 3, 2019

Notes to the Condensed Consolidated Financial Statements
13. Leases, page 19

3. In future filings, please provide the required ASC 840 disclosures for all periods that continue to be reported in accordance with ASC 840 or explain why such disclosures are not required. Reference is made to ASC 842-10-65-1(jj).
14. Goodwill and intangibles
Goodwill, page 20

4. We note you recorded a non-cash out-of-period adjustment of $47.7M related to Zales and
         R2Net goodwill, which were related to an error in the calculation of goodwill impairments during fiscal 2019. Please provide us with your materiality assessment in accordance with ASC 250-10-S99-1 and S99-2 and explain to us why the error is considered immaterial to the prior year and the current year.
Form 8-K filed September 5, 2019

Financial Guidance, page 6

5. We note that you provide a non-GAAP tax rate as part of your fiscal 2020 guidance.
       Please revise to include the appropriate reconciliation required by Item 10(e) of
       Regulation S-K, or provide disclosure that you are relying on the "unreasonable efforts"
FirstName LastNameJoan Hilson Please refer to Question 102.10 of the SEC
Staff's
       exception in Regulation G.
Comapany NameSignet Disclosure Interpretations on Non-GAAP Financial Measures, updated
       Compliance and Jewelers Limited
       April 4, 2018.
September 12, 2019 Page 2
FirstName LastName
 Joan Hilson
FirstName LastNameJoan Hilson
Signet Jewelers Limited
Comapany 12, 2019
September NameSignet Jewelers Limited
September 12, 2019 Page 3
Page 3
FirstName LastName
GAAP to Non-GAAP Reconciliations, page 10

6. We note that you present adjustments net of related tax effects to arrive at non-GAAP diluted EPS for fiscal year 2020 and Q3 of fiscal year 2020. Please note that income taxes should be shown as a separate line item and clearly explained. Please revise your presentations of non-GAAP diluted EPS in future earnings releases to comply with the guidance in Question 102.11 of the SEC Staff's Compliance and Disclosure Interpretations
         on Non-GAAP Financial Measures, updated April 4, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or me, Bill
Thompson, Accounting Branch Chief, at 202-551-3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products